SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


       INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                    Advanced Semiconductor Engineering, Inc.
                    ----------------------------------------
                                (Name of Issuer)


                  Common Shares, par value NT$10.00 per share*
                  -------------------------------------------
                         (Title of Class of Securities)


                                 Not applicable
                                 --------------
                                 (CUSIP Number)



* Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American Depositary Shares representing Common Shares.


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)


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


CUSIP No. N/A                                                  Page 1 of 2 Pages
-------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                     ASE ENTERPRISES LIMITED
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                     Hong Kong

-------------------------------------------------------------------------------
                                       5     SOLE VOTING POWER
                                                560,889,602

                 NUMBER OF             -----------------------------------------
                  SHARES               6     SHARED VOTING POWER
               BENEFICIALLY                     -0-
                 OWNED BY
               EACH PERSON             -----------------------------------------
                   WITH                7     SOLE DISPOSITIVE POWER
                                                560,889,602

                                       ----------------------------------------
                                       8     SHARED DISPOSITIVE POWER
                                                -0-

-------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                     560,889,602

-------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES
                                                                           [ ]

-------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     20.4%

-------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
                     CO

-------------------------------------------------------------------------------

CUSIP No. N/A                                                  Page 2 of 2 Pages
-------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                     CHANG YAO HUNG-YING
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                     Taiwan, Republic of China

-------------------------------------------------------------------------------
                                       5     SOLE VOTING POWER
                                                577,047,840

                 NUMBER OF             -----------------------------------------
                  SHARES               6     SHARED VOTING POWER
               BENEFICIALLY                     -0-
                 OWNED BY
               EACH PERSON             -----------------------------------------
                   WITH                7     SOLE DISPOSITIVE POWER
                                                577,047,840

                                       ----------------------------------------
                                       8     SHARED DISPOSITIVE POWER
                                                -0-

-------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                     577,047,840

-------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES
                                                                           [ ]

-------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     21.0%

-------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
                     IN

-------------------------------------------------------------------------------


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


Item 1(a). Name of Issuer.

     Advanced Semiconductor Engineering, Inc. (the "Company")


Item 1(b). Address of Issuer's Principal Executive Offices.

     26 Chin Third Road
     Nantze Export Processing Zone
     Kaohsiung, Taiwan
     Republic of China


Item 2(a). Name of Person Filing.

     ASE Enterprises Limited ("ASEE")

     Chang Yao Hung-ying


Item 2(b). Address of Principal Business Office or, if None, Residence.

     The business address of ASEE is: 1408 Worldwide House, 19 Des Voeux Road Central, Central, Hong Kong.

     The business address of Chang Yao Hung-ying is: 10th Floor, No. 420 Keelung Road, Section 1, Taipei, Taiwan, Republic of China.


Item 2(c). Citizenship.

     ASEE is incorporated under the laws of Hong Kong.

     Chang Yao Hung-ying is a citizen of Taiwan, Republic of China.


Item 2(d). Title of Class of Securities.

     This statement relates to the Company's Common Shares, par value NT$10.00 per share (the "Shares").


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


Item 2(e). CUSIP Number.

     Not applicable.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange
             Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

     (e) [ ] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership.

     (a), (b) and (c)

     ASEE beneficially owns 560,889,602 Shares, representing approximately 20.4% of the outstanding Shares of the Company. ASEE has sole power to vote and dispose of 560,889,602 Shares. ASEE is wholly owned by Chang Yao Hung-ying, a director of the Company, ASEE and ASE Test Limited, a 51.2% owned subsidiary of the Company. Chang Yao Hung-ying, in addition to the Shares she beneficially owns through ASEE, directly owns 16,158,238 Shares. In effect, Chang Yao Hung-ying beneficially owns 577,047,840 Shares, representing approximately 21% of the outstanding Shares of the Company. She has sole power to vote and to dispose of 577,047,840 Shares.


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


Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8. Identification and Classification of Members of the Group.

     Not applicable.


Item 9. Notice of Dissolution of Group.

     Not applicable.


Item 10. Certification.

     Not applicable.


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


                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2001

                                              ASE ENTERPRISES LIMITED

                                              By:   /s/ Chien-Shen Chang
                                                 -----------------------------
                                                 Name:  CHIEN-SHEN CHANG
                                                 Title: Director


                                              By:   /s/ Chang Yao Hung-ying
                                                 -----------------------------
                                                 Name:  CHANG YAO HUNG-YING


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